OGE Energy Corp.	PO Box 321
Oklahoma City, OK 73101-0321
405-553-3000
www.oge.com

September 27, 2022
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Michael Purcell
Office of Energy & Transportation
Karina Dorin
Office of Energy & Transportation

RE:    OGE Energy Corp.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 24, 2022
File No. 001-12579

Ladies and Gentlemen:

Reference is made to the letter, dated September 14, 2022 (the “Staff Comment Letter”), in which you transmitted the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) with respect to OGE Energy Corp.’s Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”). This letter is submitted on behalf of OGE Energy Corp. (“OGE Energy” or the “Company”) in response to the Staff Comment Letter. To assist you in your review, we have repeated the full text of the Staff’s comments in bold face type in this letter, and our responses follow immediately.

Form 10-K for Fiscal Year Ended December 31, 2021

General

1.We note that you provided more expansive disclosure in your 2021 Climate Analysis than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your 2021 Climate Analysis.

Response #1:

Our SEC filings are prepared in accordance with applicable federal securities laws, and, in general, we assess disclosures for inclusion in our SEC filings based on materiality concepts discussed in Regulation S-K, including Items 101, 103, 105 and 303, as well as the SEC’s Compliance and Disclosure Interpretations, available interpretive guidance from the SEC Staff (including the SEC’s 2010 Commission Guidance Regarding Disclosure Related to Climate Change) and other applicable standards of materiality. We include climate-related disclosures in our SEC filings that we consider material based on these regulations and interpretive guidance. As such, the Company determined that certain information presented in our

2021 Climate Analysis did not meet the materiality concepts for disclosure within our SEC filings. Further, the Company’s 2021 Climate Analysis publicly provides information we believe is of interest to a wider group of stakeholders, and we prepare this analysis utilizing various reporting frameworks, such as the Sustainability Accounting Standards Board and the Task Force on Climate-related Financial Disclosures. The Company believes certain information presented in accordance with these reporting frameworks was beyond the scope of SEC disclosure requirements and not considered material by the Company based on SEC materiality concepts, as noted above.

Going forward, we will continue to monitor and evaluate our climate-related disclosures in our Climate Analysis and elsewhere on our website under SEC materiality concepts and will include in future SEC filings any such disclosures that we deem to be material.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

2.Revise your disclosure to identify any past and/or future capital expenditures for climate-related projects. Please provide quantitative information for each of the periods for which financial statements are presented in your Form 10-K and for any future periods as part of your response.

Response #2:

The Company’s capital expenditures for 2019 through 2021 averaged approximately $700 million per year, and our 2021 Form 10-K indicates that capital expenditures are expected to be approximately $950 million per year for 2022 through 2026. Capital expenditures for projects with a main purpose that the Company views as directly related to climate, such as solar farms and the conversion of its vehicle fleet to electric vehicles, have totaled less than 3% of capital expenditures in each of the last three years and, as included within the 2021 Form 10-K capital expenditures table, are expected to be approximately 3% or less in each of the years during the period 2022 through 2026. Further, as disclosed on pages 37 and 44 of our 2021 Form 10-K, the Company is evaluating infrastructure investments incremental to the amounts within our 2021 capital expenditures table. In October 2021, the Company issued its 2021 Integrated Resource Plan that outlines future new generation capacity needs, including the potential development of additional solar resources. The amount and timing of such incremental investments are unknown at this time. The Company will continue to monitor and evaluate whether any material climate-related projects are included in its capital budget and will update its disclosure in its future SEC filings as necessary to reflect any material amounts.

3.To the extent material, discuss in greater detail the indirect consequences of climate-related regulation or business trends, such as decreased demand for services that produce significant greenhouse gas emissions or are related to carbon-based energy sources.

Response #3:

In 2021, we did not encounter any indirect consequences of climate-related regulation or business trends that we consider material to our results of operations, financial position or cash flows. We believe our 2021 Form 10-K includes risk factors that address the potential direct and indirect consequences of climate-related regulation or business trends that we deemed material for disclosure. Such risk factors are found beginning on page 15 of our 2021 Form 10-K. Specifically, with respect to indirect consequences, including those related to decreased demand, such risks are discussed under the following captions:

•“We are subject to financial risks associated with climate change and the transition to a lower carbon economy.”
•“Our results of operations may be impacted by disruptions to fuel supply or the electric grid that are beyond our control.”
•“Changes in technology, regulatory policies and customer electricity consumption may cause our assets to be less competitive and impact our results of operations.”

4.We note your disclosure regarding the physical effects of climate change on your operations and results. If material, please revise your disclosure to include the following:
•quantification of material weather-related damages to your property or operations;
•potential for indirect weather-related impacts that have affected or may affect your major customers; and
•any weather-related impacts on the cost or availability of insurance.
Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.

Response #4:

The Company believes its 2021 Form 10-K includes appropriate disclosure of the material weather-related impacts listed by the Staff Comment Letter above. In the discussion below, we specifically address the items noted in the Staff Comment Letter.

•quantification of material weather-related damages to your property or operations;

As a regulated utility, the Company has regulatory mechanisms in place to recover storm-related expenses from customers. These regulatory mechanisms are described in detail on page 64 in our 2021 Form 10-K. The Company includes in expense any Oklahoma storm-related operation and maintenance expenses up to $2.7 million annually and defers to a regulatory asset any additional expenses incurred over $2.7 million. The Company typically recovers the amounts deferred each year over a five-year period in accordance with historical practice; however, as described in our 2021 Form 10-K, to mitigate customer impact, the Company is recovering the portion related to 2020 excess storm costs over a ten-year period. At December 31, 2021 and 2020, the Oklahoma deferred storm expenses regulatory asset was $172.8 million and $158.8 million, respectively, as disclosed in our 2021 Form 10-K.

Additionally, as discussed within “Note 16. Rate Matters and Regulation” and throughout our 2021 Form 10-K, the Company requested regulatory asset treatment, from its Oklahoma and Arkansas regulators, of the extreme fuel and purchased power costs the Company incurred during Winter Storm Uri in February 2021. The Company’s Oklahoma and Arkansas regulators granted regulatory asset treatment of these costs, and at December 31, 2021, the Company had regulatory assets totaling $836.8 million recorded, as presented on page 63 of our 2021 Form 10-K, for the costs incurred during Winter Storm Uri, which are subject to regulatory recovery mechanisms.

•potential for indirect weather-related impacts that have affected or may affect your major customers;

We do not consider our operations and/or revenues subject to “major customers,” as our total revenues are typically distributed across various customer classes such as residential, commercial and industrial/oilfield. For example, our most significant industrial/oilfield customer contributed less than 1% of revenues to our total operating revenues for the year ended December 31, 2021. Further, we believe the following risk factor, which was included in our 2021 Form 10-K on page 18, addresses the potential for indirect weather-related impacts that may affect customers, as the Company’s customers are located in the same areas (in Oklahoma and Arkansas) in which the Company is located: “Weather conditions such as tornadoes, thunderstorms, ice storms, wind storms, flooding, earthquakes, prolonged droughts and the occurrence of wildfires, as well as seasonal temperature variations may adversely affect our financial position, results of operations and cash flows.” Within this risk factor, we state, “Physical risks from climate can be considered in both acute (event-driven) and chronic (longer-term shifts in climate patterns) terms. The effects of climate change could exacerbate physical changes in weather and the extreme weather events discussed above, including prolonged droughts, rise in temperatures and more extreme weather events like wildfires and ice storms, among other weather impacts. We have observed some of these events in recent years, and the trend could continue. The Company can incur significant restoration costs as a result of these weather events.”

The Company believes our current disclosures comply with SEC rules and regulations, and, if the Company determines material changes have occurred in future periods, we will update our disclosures at that time.

•any weather-related impacts on the cost or availability of insurance.

The Company is unaware of any material weather-related impacts on the cost or availability of insurance during the last three years, nor are we aware of any material impacts that are expected in the near future. None of our current property insurance providers have declined to provide coverage to us as a result of weather-related impacts. If the Company experiences material weather-related impacts on the cost or availability of insurance in the future, we will evaluate the need to update our disclosures at that time.

5.Please tell us about and quantify compliance costs related to climate change for each of the periods covered by your Form 10-K and whether increased amounts are expected to be incurred in future periods.

Response #5:

The compliance costs the Company incurred for air emission permitting, monitoring and testing as well as costs incurred to operate and maintain emission control equipment represented less than 2% of its operating expenses in each of the last three years and were immaterial. Furthermore, for each of 2021, 2020 and 2019, capital expenditures related to environmental control facilities were approximately 3% or less of our total capital expenditures for each year, which we consider immaterial to our results of operations, financial position and cash flows and for disclosure purposes. On page 10 of our 2021 Form 10-K, we state that “at the current time, based on existing rules [we do] not expect capital expenditures for environmental control facilities to be material for 2022 or 2023.” The Company considers these compliance costs and capital expenditures a normal part of the utility business and are recoverable from customers through regulated rates similar to our other utility operating costs and capital expenditures.

Throughout our 2021 Form 10-K, including in Environmental Matters on page 10, in Risk Factors on pages 15-16, in Environmental Laws and Regulations in MD&A on pages 43-46 and in Notes to the Financial Statements on pages 105-106, the Company discusses current and potential future regulations related to environmental matters, including climate-related matters, and indicates that new environmental regulations could result in significant increases in compliance costs. At the current time, the impact of any such potential new environmental regulations cannot be determined with any certainty.

To the extent the Company incurs increased compliance costs related to climate change, or environmental laws and regulations in general, that are considered material in future years, we will provide appropriate disclosure in accordance with applicable disclosure requirements.

6.Please tell us about and quantify any purchase or sale of carbon credits or offsets during the last three years and any planned future period transactions.

Response #6:

The Company has not purchased or sold any carbon credits or offsets during the last three years nor does the Company plan to engage in such transactions in the future. To the extent we purchase or sell carbon credits in the future and those transactions are material to our results of operations, we will provide appropriate disclosure in our SEC filings.

If you have any questions regarding this response, please contact the undersigned at 405-553-3412.

Very truly yours,

/s/ Sarah R. Stafford
Sarah R. Stafford
Controller and Chief Accounting Officer

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